

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

Division of Corporation
Finance

November 24, 2010

Niccolo M. de Masi
Chief Executive Officer
Glu Mobile Inc.
2207 Bridgepointe Parkway, Suite 300
San Mateo, CA 94404

> **Re:** **Glu Mobile, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 12, 2010**
> **File No. 333-170577**

Dear Mr. De Masi:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibits and Financial Statement Schedules, page II-3

1. The legal opinion filed as an exhibit to your registration statement appears to express no opinion concerning the application or effect of the laws of the State of New York. However, it appears that your indentures will be governed by the laws of the State of New York. Please submit a revised legal opinion or advise.

Undertaking, page II-3

2.      Your registration statement appears to omit the undertakings required by Item
        512(i) of Regulation S-K.  Please advise or revise your filing.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration.  We will
consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange
Act of 1934 as they relate to the proposed public offering of the securities specified in the
above registration statement.  Please allow adequate time for us to review any
amendment prior to the requested effective date of the registration statement.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any questions.  If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Legal Branch Chief